UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 9, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk to acquire Akero Therapeutics and its promising phase 3 FGF21 analogue to expand MASH portfolio

•	Acquisition adds potential first- and best-in-class asset, enhancing Novo Nordisk’s portfolio for treatment of MASH, one of the most prevalent obesity related comorbidities
•	Akero Therapeutics’s FGF21 analogue efruxifermin is the only treatment to show significant fibrosis regression in phase 2 in patients with compensated cirrhosis (F4)
•	Novo Nordisk to acquire Akero Therapeutics for 54 USD per share (4.7 billion USD) in cash at closing with a contingent value right (CVR) of 6 USD per share (0.5 billion USD)

Bagsværd, Denmark, 9 October, 2025 – Novo Nordisk today announced that it has entered into a definitive agreement to acquire Akero Therapeutics, Inc. (Akero), a publicly held clinical- stage company developing innovative treatments for patients with serious metabolic diseases marked by a high unmet medical need. Akero’s fibroblast growth factor 21 (FGF21) analogue efruxifermin (EFX) is a potentially best-in-class treatment for metabolic dysfunction-associated steatohepatitis (MASH). EFX is currently in phase 3 development for the treatment of patients with moderate to advanced liver fibrosis (F2-F3) and patients with cirrhosis (F4).

Strategic and portfolio fit

The acquisition reflects Novo Nordisk’s long-term strategy to develop innovative and differentiated medicines and treat millions of more people living with diabetes, obesity and their associated comorbidities. With more than 40% of MASH patients also having type 2 diabetes, and over 80% of MASH patients being overweight or living with obesity, MASH is closely linked with Novo Nordisk’s expertise in diabetes and obesity.

“MASH destroys lives silently - and efruxifermin has the potential to change that by reversing liver damage,” said Mike Doustdar, President and CEO of Novo Nordisk. “If approved, we believe it could become a cornerstone therapy, alone or together with Wegovy® (semaglutide), to tackle one of the fastest-growing metabolic diseases of our time. This acquisition embodies Novo Nordisk’s relentless ambition to move faster, go further, and ultimately deliver on our commitment to pursue leadership in diabetes, obesity and their associated comorbidities.”

EFX is currently being evaluated as a once-weekly subcutaneous injection in the phase 3 SYNCHRONY programme, which consists of three clinical trials designed to support regulatory approval for the treatment of pre-cirrhotic (F2-F3) MASH and compensated cirrhosis (F4) due to MASH.

The phase 3 programme builds on two 96-week phase 2b trials, in which EFX has been observed to significantly improve liver fibrosis and reverse compensated cirrhosis due to MASH. Over 96 weeks, the HARMONY (F2-F3) and SYMMETRY (F4) trial demonstrated 49% and 29% reduction in fibrosis without worsening of MASH respectively, compared to 19% and 11% in the respective placebo groups1. EFX is the only treatment to have shown significant fibrosis regression in F4 patients in a phase 2 trial.

“Efruxifermin complements Novo Nordisk’s leading portfolio and is aligned with our commitment to building a competitive portfolio of treatment options across the stages of MASH. Within MASH, there remains a huge medical need for effective treatment options, especially in the later stages of the disease,” said Martin Lange, chief scientific officer and executive vice president of Research & Development at Novo Nordisk. “Based on the data generated by Akero, we believe efruxifermin could be a first- and best-in-class treatment for mid- to late-stage MASH with the potential to reverse liver damage. Novo Nordisk is uniquely positioned to unlock the full potential of efruxifermin and reach more patients living with MASH.”

Transaction terms

Under the terms of the agreement, Novo Nordisk will acquire all outstanding shares of Akero’s common stock at a price of 54 USD per share in cash (or aggregated value of 4.7 billion USD) at closing. In addition, Akero shareholders will receive a non-transferable CVR entitling holders to a potential additional payment of 6 USD per share in cash (or aggregated value of 0.5 billion USD) upon US regulatory approval of EFX for the treatment of compensated cirrhosis due to MASH.

The transaction has been unanimously approved by Akero’s Board of Directors and is expected to close around the turn of the year, upon satisfaction of customary closing conditions including approvals by regulatory authorities.

1 Based on Intention to Treat (ITT) population

Novo Nordisk is represented by BofA Securities as its financial advisor and Ropes & Gray as its legal advisor.

Financial implications

The transaction is not expected to impact Novo Nordisk’s previously communicated operating profit outlook for 2025. The free cash flow outlook for 2025 is expected to be negatively impacted by approximately 4 billion USD, reflecting the expected enterprise value at closing. The implied 2025 free cash flow outlook is therefore 9-19 billion DKK depending on the timing of closing.

For 2026, the acquisition is expected to lead to increased research and development costs, with an estimated negative impact on full year operating profit growth in 2026 of around 3%-points, depending on the timing of closing. The transaction will be mainly debt financed.

Conference call

Novo Nordisk will host a conference call for investors at 14.00 CEST on 9 October 2025, corresponding to 8:00 am EDT. A dial-in link to the conference call will be published on the investor section of novonordisk.com.

About EFX and the SYNCHRONY programme

EFX, Akero’s lead product candidate, is currently being evaluated in three ongoing phase 3 trials. In multiple phase 2 trials, EFX has been observed to reverse fibrosis (including compensated cirrhosis), resolve MASH, reduce non-invasive markers of fibrosis and liver injury, and improve insulin sensitivity and lipoprotein profile. This holistic profile offers the potential to address the complex, multi-system disease state of all stages of MASH, including improvements in risk factors linked to cardiovascular disease – the leading cause of death among MASH patients. Engineered to mimic the biological activity profile of native FGF21, EFX is designed to offer once-weekly subcutaneous dosing and has been generally well-tolerated in clinical trials to date.

The ongoing global phase 3 SYNCHRONY programme (total ~3,500 participants) is comprised of three, randomized, placebo-controlled trials evaluating the efficacy and safety of EFX in both compensated cirrhosis (F4) due to MASH and pre-cirrhotic (F2-F3) MASH.

•	SYNCHRONY Histology, evaluating the efficacy and safety of EFX (28 mg and 50 mg) in patients with biopsy-confirmed pre-cirrhotic (F2-F3) MASH
•	SYNCHRONY Outcomes, evaluating the efficacy and safety of EFX (50 mg) for the treatment of compensated cirrhosis (F4) due to MASH
•	SYNCHRONY Real-World, assessing the safety and tolerability of EFX (50 mg) in patients with noninvasively diagnosed MASH or metabolic dysfunction-associated steatotic liver disease (MASLD) (F1-F4)

About MASH

MASH is a serious, progressive, metabolic disease affecting the liver, which can be fatal if not properly managed. More than 250 million people are estimated to live with MASH and the number of individuals in advanced stages of the disease is expected to double by 2030. MASH is characterised by an excessive accumulation of fat in the liver that causes stress and injury to liver cells, leading to inflammation and fibrosis, which can progress to cirrhosis, liver failure, cancer and eventually death. Approximately 20% of patients with MASH will progress to cirrhosis, which has a higher risk of mortality. There are few approved treatments for the condition and MASH is the fastest-growing cause of liver transplants and liver cancer in the US and Europe.

About Akero Therapeutics

Akero Therapeutics is a clinical-stage company developing transformational treatments for patients with serious metabolic diseases marked by high unmet medical need, including MASH. Akero was founded in 2017, currently has around 75 employees and is headquartered in San Francisco. Akero Therapeutics’ shares are listed on the Nasdaq-GS exchange under trading symbol AKRO.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. As of August 2025, Novo Nordisk employed about 78,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode	Sina Meyer	Max Ung
+45 3075 5956	+45 3079 6656	+45 3077 6414
jrde@novonordisk.com	azey@novonordisk.com	mxun@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce	Frederik Taylor Pitter
+45 3079 1471	+45 3444 2613	+1 609 613 0568
cftu@novonordisk.com	axeu@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 27 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 9, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer